東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


06019223

FILE No. 82-5078

November 22, 2006


RECEIVED
DEC 0 7 2006
PROCESSING
SECTION
WASH. D.C.
213

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

SUPPL

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Adjustment to the Forecasts of Operating Results for the Fiscal Year Ending March 31, 2007 (dated October 25, 2006);
- Notice of Establishment of Subsidiary and Construction of LCD TV Plant in Poland (dated November 2, 2006);
- Report of the Settlement of Accounts for the Six Month Period ended September 30, 2006 (April 1, 2006 to September 30, 2006) with First Half Financial Results Supplementation 2006 (dated November 8, 2006) (Excerpt translation); and
- Filing of the Complaint for the Rescission of the Osaka Regional Taxation Bureau's Supplementary Tax Assessment order based on the Application of the Anti-Tax Haven Taxation Rule (dated November 16, 2006).

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Yours truly,

Ken Takahashi

Encl.

cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

FILE NO. 82-5078

(Excerpt translation)

Press Release **FUNAI**

October 25, 2006

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
IR/Public Relations
(Tel: 81-72-870-4395)

Notice on Adjustment to the Forecasts of Operating Results for the Fiscal Year Ending March 31, 2007

It is hereby notified that the forecasts of operating results of FUNAI ELECTRIC CO., LTD. (the "Company") for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006), as given at the time of publication of the financial statements on May 11, 2006, are adjusted as described below:

Description

1. Adjustment to the forecast of operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

[Consolidated]

(million yen, %)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	165,500	10,200	11,000	7,900
Adjusted forecast (B)	163,100	10,300	12,300	6,900
Amount of increase or decrease (B-A)	(-) 2,400	100	1,300	(-) 1,000
Rate of increase or decrease	(-) 1.5%	1.0%	11.8%	(-) 12.7%
(For reference) Previous results (for the interim period ended September 30, 2005)	169,553	15,276	17,675	11,545

[Non-Consolidated]

(million yen, %)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	179,500	6,600	6,700	4,000
Adjusted forecast (B)	198,100	13,200	13,100	6,600
Amount of increase or decrease (B-A)	18,600	6,600	6,400	2,600
Rate of increase or decrease	10.4%	100.0%	95.5%	65.0%
(For reference) Previous results (for the interim period ended September 30, 2005)	192,927	13,081	14,283	7,986

2. Reasons for the adjustment to the forecasts of operating results for the interim period of the year ending March 31, 2007:

On a consolidated basis, net sales, operating income and ordinary income were almost on a par with the previous forecast.

On a non-consolidated basis, specifically, sales of audiovisual equipment, such as TVs and LCD TVs, and information equipment, such as printers, increased more favorably than projected. Hence, net sales, operating income and ordinary income are adjusted as listed above.

The above adjusted forecasts include, as a special expense, an estimated amount of loss from liquidation of an equity-method affiliated company, PT. DISPLAY DEVICES INDONESIA (in which the ratio of shares with voting rights held by the Company is 49.1%) expected to be liquidated as of March 31, 2007, which accounts for ¥1,900 million on a consolidated basis and ¥2,400 million on a non-consolidated basis, respectively.

The forecasts of operating results for the whole-year period of the year ending March 31, 2007 will be publicized as soon as they are determined.

(Note) The forecasts of operating results are made based on information available at the present time and involves risks and uncertainties.
Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

- END -

Press Release

FUNAI

November 2, 2006

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Mutsuo Takei, General Manager
Investor/Public Relations Department
(Tel: 81-3-3254-5612)

Notice of Establishment of Subsidiary and Construction of LCD TV Plant in Poland

Funai Electric Co., Ltd.(H.Q. in Daito City, Osaka Pref. in Japan)is pleased to announce the establishment of subsidiary and the commencement of LCD TV production in its plant in the Republic of Poland;

Note

1. Purpose: To achieve a competitive and advantageous position in the world largest market of Europe for LCD TV through shortening lead time and marketing cost competitive products from the local plant having module and assemble processing.
2. Outline of Subsidiary:
   Company Name: Funai Electric (Polska) Sp. Zo. O.
   Established: October, 2006
   Location: Kostrzynsko-Slubicka Special Economic Zone in
   Nowa Sol Subzone, City of Nowa Sol, the Republic
   of Poland
   Represented by: Mr. Shigeki Saji
   Paid in Capital: 600 million Japanese Yen
   Shareholder: 100% owned by Funai Electric Co., Ltd.
   Purpose: Manufacture of LCD TV, etc.
   Outline of Plant:
   ① Start of Construction: November, 2006
   ② Completion of Plant: Summer, 2007 (1st phase)
   2nd phase to be scheduled in 2008
   ③ Plottage: Approx. 85,000 square meters
   ④ Building Site: 11,000 square meters (1st phase)
   10,000 square meters (2nd phase)
   ⑤ Production Line: LCD TV, etc。
   ⑥ Start of Production: Summer, 2007
   ⑦ Production Capacity: 200k sets per month(by 2nd phase)
   ⑧ Number of Employees: Approx. 1,000 (by 2nd phase)
   ⑨ Total Investment Amount: Approx. 7 billion Japanese yen

FILE NO. 82-5078

(Excerpt translation)

THE 55TH BUSINESS YEAR

(April 1, 2006 to March 31, 2007)

REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2006

(April 1, 2006 to September 30, 2006)

FUNAI ELECTRIC CO., LTD.

BRIEF STATEMENT OF ACCOUNT FOR THE FIRST HALF OF THE FISCAL YEAR ENDING MARCH 31, 2007

November 8, 2006
Corporate Resolution

1. Summary of Interim Operating Results (Consolidated)

(Million yen)

	Interim financial period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Interim financial period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	163,151	100.0	169,553	100.0	△ 3.8
Operating Income	10,366	6.4	15,276	9.0	△ 32.1
Ordinary Income	12,301	7.5	17,675	10.4	△ 30.4
Net Income After Tax	6,990	4.3	11,545	6.8	△ 39.5
Net Income Per Share	¥203.50		¥328.99		

Note 1. The Company has 11 consolidated subsidiaries and 2 equity-method affiliated companies.

2. Summary of Operating Results (Non-Consolidated)

(Million yen)

	Interim financial period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Interim financial period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	198,126	100.0	192,927	100.0	2.7
Operating Income	13,207	6.7	13,081	6.8	1.0
Ordinary Income	13,104	6.6	14,283	7.4	△ 8.3
Net Income After Tax	6,609	3.3	7,986	4.1	△ 17.2
Net Income Per Share	¥192.41		¥227.57		



Financial Report for the Six-Month Period ended September 30, 2006 (Consolidated)

November 8, 2006

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)

Inquiries: Representative's position and name President Tetsuro Funai
Administrator's position and name Executive Manager, Accounting Department Katsumi Furukawa TEL: (072) 870-4304

Date of Board of Directors Meeting to approve the interim operating results report: November 8, 2006
Has the Company adopted U.S. accounting standards? No

1. Summary of Consolidated Interim Results for the Period Ending March 2007
(April 1, 2006 – September 30, 2006)

(1) Operating Results (Consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income	
	Million yen	%	Million yen	%	Million yen	%
Interim Period ended September 2006	163,151	△ 3.8	10,366	△ 32.1	12,301	△ 30.4
Interim Period ended September 2005	169,553	0.4	15,276	△ 13.0	17,675	△ 13.0
(Reference) Full-year Results for FY2005	360,885		23,305		27,461	

	Interim Period (Fiscal Year) Net Income		Interim Period (Fiscal Year) Net income Per Share	Interim Period (Fiscal Year) Net income Per Share on a Fully Diluted Basis
	Million yen	%	Yen	Yen
Interim Period ended September 2006	6,990	△ 39.5	203.50	203.23
Interim Period ended September 2005	11,545	△ 13.4	328.99	328.47
(Reference) Full-year Results for FY2005	21,596		620.02	619.08

Notes:

1. Investment profit or loss recognized on equity basis
   Six months ended September 30, 2006 △ 51 million yen
   Six months ended September 30, 2005 273 million yen
   Fiscal year ended March 31, 2006 135 million yen
2. Average number of shares outstanding during the period (consolidated)
   Six months ended September 30, 2006 34,350,372 shares
   Six months ended September 30, 2005 35,092,671 shares
   Fiscal year ended March 31, 2006 34,831,117 shares
3. Are there any changes in the accounting method? No
4. The percentage figures for consolidated net sales, operating income, ordinary income and net income are a comparison against results from the interim period of the previous consolidated fiscal year.

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
Interim Period ended September 2006	298,523	197,303	66.0	5,738.76
Interim Period ended September 2005	279,323	185,983	66.6	5,328.73
(Reference) Full-year Results for FY2005	288,524	197,870	68.6	5,752.92

Note: 1. Number of shares outstanding at the end of the period (consolidated):

Six months ended September 30, 2006 34,321,015 shares

Six months ended September 30, 2005 34,901,931 shares

Fiscal year ended March 31, 2006 34,394,890 shares

(3) Consolidated Cash Flows

	Cash Flows Provided by Operating Activities	Cash Flows Used in Investing Activities	Cash Flows Provided by Financing Activities	Outstanding Amount of Cash and Cash Equivalents at the End of Period
	Million yen	Million yen	Million yen	Million yen
Interim Period ended September 2006	10,710	6,563	△ 8,956	66,069
Interim Period ended September 2005	△ 13,182	△ 4,136	5,619	94,146
(Reference) Full-year Results for FY2005	△ 14,195	△ 47,610	9,204	58,587

(4) Consolidated subsidiaries and application of the equity method

Number of consolidated subsidiaries: 11

Number of non-consolidated and equity-method subsidiaries: 0

Number of affiliates accounted for by the equity method: 2

(5) Change in coverage of consolidated and equity-method accounting

Number of firms newly included for consolidated accounting: 0

Number of firms excluded for consolidated accounting: 1

Number of firms newly included for equity-method accounting: 0

Number of firms excluded for equity-method accounting: 0

2. Forecast of Consolidated Results for the Full Year (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Net Income
	Million yen	Million yen	Million yen
Full Year	400,000	29,200	20,100

(Reference) Expected net income after tax per share (Full-year basis) 585.65 yen

CONSOLIDATED BALANCE SHEETS

(Mil. Yen)

	Interim Financial period ended September 30, 2006		Interim Financial period ended September 30, 2005		Fiscal year ended March 31, 2006	
ASSETS:	Amount	%	Amount	%	Amount	%
Current Assets:	177,246	59.4	184,288	66.0	150,286	52.1
Cash and Deposits	66,315		94,887		58,592	
Trade Notes and Trade Accounts Receivables	46,276		37,063		49,415	
Inventories	52,779		44,451		34,453	
Deferred Tax Assets	4,384		2,964		2,927	
Others	7,966		5,515		5,491	
Allowance for Receivables	△ 475		△ 593		△ 594	
Fixed Assets:	121,276	40.6	95,034	34.0	138,237	47.9
Tangible Fixed Assets	18,949	6.3	20,922	7.5	19,399	6.7
Buildings and Structures	5,699		6,275		5,984	
Machinery, Equipment and Motor Vehicles	3,331		4,795		4,078	
Tools, Furniture and Fixtures	4,655		4,784		4,222	
Lands	5,178		5,060		5,068	
Others	86		5		46	
Intangible Fixed Assets	6,610	2.2	7,482	2.7	7,257	2.5
Patent Right	5,676		6,597		6,137	
Others	933		884		1,120	
Investment Securities	95,716	32.1	66,629	23.8	111,580	38.7
Investment Securities	26,455		43,963		42,681	
Long-Term Loans Receivables	46,439		275		47,199	
Long-Term Temporary Payment of Tax	19,184		19,184		19,184	
Deferred Tax Assets	1,205		842		136	
Others	3,283		3,258		3,235	
Allowance for Doubtful Receivables	△ 851		△ 895		△ 857	
TOTAL ASSETS	298,523	100.0	279,323	100.0	288,524	100.0

(Mil. Yen)

	Interim Financial period ended September 30, 2006		Interim Financial period ended September 30, 2005		Fiscal year ended March 31, 2006	
LIABILITIES:	Amount	%	Amount	%	Amount	%
Current Liabilities	89,583	30.0	78,468	28.1	76,495	26.5
Trade Notes and Trade Accounts Payables	44,471		41,664		32,124	
Short-Term Loans Payables	23,397		17,602		29,348	
Accounts Payables	9,741		10,950		9,080	
Accrued Corporate Taxes, etc.	6,720		4,578		2,566	
Deferred Tax Liabilities	31		13		6	
Reserve for Products Guarantee	421		195		312	
Allowance for Liquidation Loss on Affiliated Company	1,923		—		—	
Other Current Liabilities	2,876		3,464		3,056	
Long-Term Liabilities:	11,636	3.9	14,579	5.2	13,823	4.8
Long-Term Loans Payables	4,955		5,679		5,317	
Deferred Tax Liabilities	3,061		2,628		4,805	
Reserve for Retirement Benefits	1,793		4,909		1,847	
Allowance for Officers' Retirement Gratuities	922		881		907	
Other Long-Term Liabilities	903		481		946	
TOTAL LIABILITIES	101,219	33.9	93,047	33.3	90,319	31.3
Minority Interests:						
Minority Interests	—	—	292	0.1	333	0.1
SHAREHOLDERS' EQUITY:						
Common Stock	—	—	31,131	11.1	31,240	10.8
Additional Paid-in Capital	—	—	33,096	11.9	33,205	11.5
Retained Earnings	—	—	134,978	48.3	145,029	50.3
Revaluation Difference of Other Securities	—	—	7,181	2.6	8,504	3.0
Foreign Exchange Translation Adjustment	—	—	△ 6,093	△ 2.2	1,104	0.4
Treasury Stock	—	—	△ 14,311	△ 5.1	△ 21,214	△ 7.4
TOTAL SHAREHOLDERS' EQUITY	—	—	185,983	66.6	197,870	68.6
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	—	—	279,323	100.0	288,524	100.0

(Mil. Yen)

	Interim Financial period ended September 30, 2006		Interim Financial period ended September 30, 2005		Fiscal year ended March 31, 2006	
NET ASSET VALUE:	Amount	%	Amount	%	Amount	%
Shareholdes' Equity	192,579	64.5	—	—	—	—
Common Stock	31,261	10.5	—	—	—	—
Additional Paid-in Capital	33,226	11.1	—	—	—	—
Retained Earnings	150,124	50.3	—	—	—	—
Tresury Stock	△ 22,033	△ 7.4	—	—	—	—
Net Unrealized Holdings and Translation Gains	4,381	1.5	—	—	—	—
Net Unrealized Holding Gains on Other Securities	5,638	1.9	—	—	—	—
Foreign Exchange Translation Adjustment	△ 1,257	△ 0.4	—	—	—	—
Minority Interests	343	0.1	—	—	—	—
Total Net Asset Value	197,303	66.1	—	—	—	—
Total Liabilities and Net Asset Value	298,523	100.0	—	—	—	—

CONSOLIDATED STATEMENTS OF INCOME

(Mil. Yen)

	Interim financial period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)		Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)		Fiscal year ended March 31, 2006	
	Amount	%	Amount	%	Amount	%
Net Sales	163,151	100.0	169,553	100.0	360,885	100.0
Cost of Sales	129,500	79.4	133,570	78.8	294,032	81.5
Selling, General and Administrative Expenses	23,284	14.2	20,706	12.2	43,547	12.0
Operating Income	10,366	6.4	15,276	9.0	23,305	6.5
Non-Operating Income:						
Interest Income	2,153		1,214		3,042	
Investment Profit on Equity Method	–		273		135	
Exchange Gain	370		810		1,658	
Others	213		381		468	
Non-Operating Income	2,737	1.6	2,679	1.6	5,304	1.4
Non-Operating Expenses:						
Interest Expenses	731		252		875	
Investment Loss on Equity Method	51		–		–	
Others	20		28		273	
Non-Operating Expenses	803	0.5	280	0.2	1,148	0.3
Ordinary Income	12,301	7.5	17,675	10.4	27,461	7.6
Extraordinary Income						
Gains from Sales of Fixed Assets	2		62		66	
Income from Transfer back from Allowance for Doubtful Receivables	12		24		–	
Others	10		54		3,351	
Extraordinary Income	25	0.0	141	0.1	3,417	1.0
Extraordinary Losses						
Losses on Sales and Disposal of Fixed Assets	6		82		220	
Estimated Loss in Value of Securities	99		564		455	
Provision for Allowance for Doubtful Accounts	–		536		555	
Allowance for Liquidation Loss on Affiliated Company Transfer	1,923		–		–	
Others	132		137		227	
Extraordinary Losses	2,162	1.3	1,321	0.8	1,459	0.4
Income before Income Taxes	10,164	6.2	16,496	9.7	29,420	8.2
Corporate Income Taxes, Inhabitant Taxes and Enterprise Taxes	5,452	3.3	4,538	2.7	5,351	1.5
Income Tax Adjustments	△ 2,298	△ 1.4	380	0.2	2,420	0.7
Minority Shareholder's Interests	18	0.0	32	0.0	52	0.0
Net Income after Tax	6,990	4.3	11,545	6.8	21,596	6.0

Financial Report for the Six-Month Period ended September 30, 2006 (Non-consolidated)

November 8, 2006

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)

Inquiries: Representative's position and name: President, Tetsuro Funai
Administrator's position and name: Executive Manager, Accounting Department, Katsumi Furukawa TEL: (072) 870-4304

Date of Board of Directors Meeting to approve interim operating results report: November 8, 2006
Date to begin payment of interim dividend: No payment

Does the Company have an interim dividend system? Yes
Has the Company adopted a unit stock system? Yes (One unit: 100 shares)

1. Summary of Interim Results for the Period Ending March 2007
(April 1, 2006 – September 30, 2006)

(1) Operating Results (Non-consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income	
	Million yen	%	Million yen	%	Million yen	%
Interim Period ended September 2006	198,126	2.7	13.207	1.0	13,104	△ 8.3
Interim Period ended September 2005	192,927	△ 3.2	13,081	△ 2.9	14,283	△ 7.7
(Reference) Full-year Results for FY2005	313,194		14,384		17,177	

	Interim Period (Fiscal Year) Net Income		Interim Period (Fiscal Year) Net income Per Share
	Million yen	%	Yen
Interim Period ended September 2006	6,609	△ 17.2	192.41
Interim Period ended September 2005	7,986	△ 16.1	227.57
(Reference) Full-year Results for FY2005	11,161		320.45

Notes:

1. Average number of shares outstanding during the period
   Six months ended September 30, 2006 34,350,372 shares
   Six months ended September 30, 2005 35,092,671 shares
   Fiscal year ended March 31, 2006 34,831,117 shares
2. Are there any changes in the accounting method? No
3. The percentage figures for net sales, operating income, ordinary income and net income are a comparison against results from the interim period of the previous consolidated fiscal year.

(2) Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Stockholders' Equity Per Share
	Million yen	Million yen	%	Yen
Interim Period ended September 2006	204,326	101,695	49.8	2,963.08
Interim Period ended September 2005	172,028	102,903	59.8	2,948.35
(Reference) Full-year Results for FY2005	141,353	100,601	71.2	2,924.89

Notes:

1. Number of shares outstanding at the end of the period
   - Six months ended September 30, 2006 34,321,015 shares
   - Six months ended September 30, 2005 34,901,931 shares
   - Fiscal year ended March 31, 2006 34,394,890 shares
2. Number of shares of treasury stock at the end of the period
   - Six months ended September 30, 2006 1,779,281 shares
   - Six months ended September 30, 2005 1,171,165 shares
   - Fiscal year ended March 31, 2006 1,701,006 shares

2. Forecast of Results for the Full Year (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Net Income
Full Year	Million yen 352,500	Million yen 17,000	Million yen 8,400

(Reference) Expected net income after tax per share (Full-year basis) 244.75 yen

3. Dividends

	Annual Dividend Per Share (Yen)		
	Interim Period	End of Period	Fiscal Year
Fiscal Year 2005	—	55.00	55.00
Fiscal Year 2006(Results)	—	—	
Fiscal Year 2006(Projection)	—	55.00	55.00

FIRST HALF
FINANCIAL RESULTS SUPPLEMENTATION

2006

(from 2006.4.1
to 2006.9.30)

page


FUNAI

FUNAI ELECTRIC CO.,LTD.

1. Summary of First Half Financial Statements (Consolidated)

(1) Operating Results, Financial Conditions

(Units: 100million yen, %)

	FY2005						FY2006					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Net Sales	1,695	100.0	0.4	3,608	100.0	▲ 5.8	1,631	100.0	▲ 3.8	4,000	100.0	10.8
Operating Income	152	9.0	▲ 13.0	233	6.5	▲ 30.1	103	6.4	▲ 32.1	260	6.5	11.6
Ordinary Income	176	10.4	▲ 13.0	274	7.6	▲ 25.0	123	7.5	▲ 30.4	292	7.3	6.3
Net Income after Tax	115	6.8	▲ 13.4	215	6.0	▲ 16.0	69	4.3	▲ 39.5	201	5.0	▲ 6.9
Total Assets	2,793	—	—	2,885	—	—	2,985	—	—	—	—	—
Net Assets	1,859	—	—	1,978	—	—	1,973	—	—	—	—	—

(※) Yen—Dollars / exchange rate

(Units: Yen / Dollars)

	FY2005		FY2006	
	1H	Full-Year	1H	Full-Year (Projections)
Average Rate in each Period	110.35	113.92	115.32	114.16

(2) Profitability and Per Share Data

	FY2005		FY2006	
	1H	Full-Year	1H	Full-Year (Projections)
Gross Profit Ratio (%)	21.22	18.50	20.63	19.05
Operating Income Ratio (%)	9.01	6.50	6.35	6.50
Ordinary Income Ratio (%)	10.42	7.60	7.54	7.30
Shareholders' Equity Ratio (%)	66.58	68.60	65.98	—
Net Assets Per Share (Yen)	5,328.73	5,752.92	5,738.76	—
Net Income Per Share (Yen)	328.99	620.02	203.50	585.65
Return On Asset (%)	4.16	7.90	2.42	—
Return On Shareholders' Equity (%)	6.44	11.60	3.65	—
Number of Total Employees	25,113	19,515	23,715	—

* The figure for total number of employees includes those employees(FY2005・1H : 20,768、FY2005 : 15,490、FY2006・1H : 20,149)of outsourced production facilities located in China.

(3) Capital Expenditures, Depreciation, R&D Expenses

(Units: 100million yen, %)

	FY2005				FY2006			
	1H		Full-Year		1H		Full-Year (Projections)	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Capital Expenditures	22	▲ 68.1	37	▲ 75.7	31	40.9	55	48.6

(Units: 100million yen, %)

	FY2005						FY2006					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change
Depreciation Expenses	36	2.1	33.3	70	1.9	6.1	34	2.1	▲ 5.6	70	1.8	0.0
R&D	66	3.9	17.9	141	3.9	17.5	74	4.5	12.1	160	4.0	13.5

(4) Cash Flow

(Units: 100million yen)

	FY2005		FY2006	
	1H	Full-Year	1H	Full-Year (Projections)
Cash flows provided by operating activities	▲ 131	▲ 141	107	–
Income Before Income Taxes	164	294	101	–
Depreciation Expenses	41	81	39	–
Others	▲ 336	▲ 516	▲ 33	–
Cash flows used in investing activities	▲ 41	▲ 476	65	–
Free Cash flows	▲ 172	▲ 617	172	–
Cash flows provided by financing activities	56	92	▲ 89	–
Effect of exchange rate changes on cash and cash equivalents	46	100	▲ 8	–
Net increase in cash and cash equivalents	▲ 70	▲ 425	75	–

2. Operating Activities (Consolidated)

(1) Sales by Equipment

(Units: 100million yen, %)

	FY2005						FY2006					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	991	58.4	▲ 3.8	2,354	65.2	▲ 6.8	1,006	61.6	1.5	2,799	70.0	18.9
VCRs	70	4.1	▲ 18.6	142	3.9	▲ 10.1	41	2.5	▲ 41.4	73	1.8	▲ 48.6
DVD	350	20.6	▲ 15.7	834	23.1	▲ 17.6	322	19.7	▲ 8.0	853	21.3	2.3
Televisions	435	25.7	7.9	997	27.6	▲ 7.4	292	17.9	▲ 32.9	763	19.1	▲ 23.5
LCD Televisions	47	2.8	113.6	167	4.6	122.7	230	14.1	389.4	830	20.8	397.0
PDP Televisions	9	0.5	28.6	50	1.4	150.0	41	2.5	355.6	100	2.5	100.0
Projectors	73	4.3	▲ 19.8	143	4.0	▲ 16.4	70	4.3	▲ 4.1	170	4.3	18.9
Others	7	0.4	16.6	21	0.6	75.0	10	0.6	42.9	10	0.2	▲ 52.4
Information Equipment	569	33.6	11.8	959	26.6	▲ 5.0	490	30.1	▲ 13.8	887	22.2	▲ 7.5
Printers	448	26.5	▲ 1.8	772	21.4	▲ 14.1	399	24.5	▲ 10.9	712	17.8	▲ 7.8
Digital Still Cameras	121	7.1	128.3	187	5.2	68.5	91	5.6	▲ 24.8	175	4.4	▲ 6.4
Others	135	8.0	▲ 9.9	295	8.2	▲ 0.1	135	8.3	▲ 0.2	314	7.8	6.4
Total	1,695	100.0	0.4	3,608	100.0	▲ 5.8	1,631	100.0	▲ 3.8	4,000	100.0	10.8

From FY2006 the item of DVD Related Products is renamed into DVD, and the both of Combination TV/DVD Players included in the item of DVD Related Products and Combination TV/VCRs independently reported till FY2005 are included in the item of Televisions. Accordingly, the figures of Televisions in FY2005 are revised into the total figures of Televisions, TV/DVD Players, and Combination TV/VCRs.

(2) Sales by Areas in Equipment

(Units: 100million yen, %)

	FY2005						FY2006					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	991	58.4	▲ 3.8	2,354	65.2	▲ 6.8	1,006	61.6	1.5	2,799	70.0	18.9
North America	849	50.1	5.2	1,980	54.9	▲ 5.3	761	46.7	▲ 10.4	2,140	53.5	8.1
Europe	49	2.9	▲ 55.5	145	4.0	▲ 19.9	157	9.6	220.4	396	9.9	173.1
Asia and Others	38	2.2	▲ 29.6	85	2.3	▲ 21.3	5	0.2	▲ 86.8	21	0.5	▲ 75.3
Japan	55	3.2	▲ 6.8	144	4.0	▲ 1.4	83	5.1	50.9	242	6.1	68.1
Information Equipment	569	33.6	11.8	959	26.6	▲ 5.0	490	30.1	▲ 13.8	887	22.2	▲ 7.5
North America	331	19.5	17.4	522	14.5	▲ 7.8	259	15.9	▲ 21.8	534	13.4	2.3
Europe	177	10.5	11.3	328	9.1	4.5	168	10.3	▲ 5.1	283	7.1	▲ 13.7
Asia and Others	61	3.6	▲ 10.3	109	3.0	▲ 16.2	63	3.9	3.3	70	1.7	▲ 35.8
Japan	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0
Others	135	8.0	▲ 9.9	295	8.2	▲ 0.1	135	8.3	▲ 0.2	314	7.8	6.4
Total	1,695	100.0	0.4	3,608	100.0	▲ 5.8	1,631	100.0	▲ 3.8	4,000	100.0	10.8

(3) Sales by Equipment in Areas

(Units: 100million yen, %)

	FY2005						FY2006					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
North America	1,193	70.4	8.2	2,531	70.2	▲ 5.6	1,033	63.3	▲ 13.4	2,711	67.8	7.1
Audio Visual Equipment	849	50.1	5.2	1,980	54.9	▲ 5.3	761	46.7	▲ 10.4	2,140	53.5	8.1
Information Equipment	331	19.5	17.4	522	14.5	▲ 7.8	259	15.9	▲ 21.8	534	13.4	2.3
Others	13	0.8	0.0	29	0.8	16.0	13	0.7	0.0	37	0.9	27.6
Europe	230	13.5	▲ 17.2	480	13.3	▲ 5.7	335	20.6	45.9	694	17.3	44.6
Audio Visual Equipment	49	2.9	▲ 55.5	145	4.0	▲ 19.9	157	9.6	220.4	396	9.9	173.1
Information Equipment	177	10.5	11.3	328	9.1	4.5	168	10.3	▲ 5.1	283	7.1	▲ 13.7
Others	4	0.1	▲ 50.0	7	0.2	▲ 46.2	10	0.7	150.0	15	0.3	114.3
Asia and Others	103	6.1	▲ 20.8	203	5.6	▲ 18.5	70	4.2	▲ 32.7	91	2.3	▲ 55.2
Audio Visual Equipment	38	2.2	▲ 29.6	85	2.3	▲ 21.3	5	0.2	▲ 86.8	21	0.5	▲ 75.3
Information Equipment	61	3.6	▲ 10.3	109	3.0	▲ 16.2	63	3.9	3.3	70	1.8	▲ 35.8
Others	4	0.3	▲ 50.0	9	0.3	▲ 18.2	2	0.1	▲ 50.0	0	0.0	▲ 100.0
Japan	169	10.0	▲ 5.7	394	10.9	0.4	193	11.9	14.1	504	12.6	27.9
Audio Visual Equipment	55	3.2	▲ 6.8	144	4.0	▲ 1.4	83	5.1	50.9	242	6.0	68.1
Information Equipment	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0
Others	114	6.8	▲ 5.8	250	6.9	1.6	110	6.8	▲ 3.5	262	6.6	4.8
Total	1,695	100.0	0.4	3,608	100.0	▲ 5.8	1,631	100.0	▲ 3.8	4,000	100.0	10.8

3. Summary of Second Quarter (Jul.- Sep.) Financial Statements (Consolidated)

(1) Operating Results

(Units: 100million yen, %)

	FY2005			FY2006		
	2Q (Jul.-Sep.)			2Q (Jul.-Sep.)		
	Amount	%	Change	Amount	%	Change
Net Sales	965	100.0	▲ 7.1	1,005	100.0	4.1
Operating Income	104	10.8	▲ 0.8	79	7.9	▲ 24.0
Ordinary Income	117	12.2	▲ 2.9	80	8.0	▲ 31.6
Net Income after Tax	71	7.5	▲ 13.1	45	4.5	▲ 36.6

(※) Yen—Dollars / exchange rate

(Units: Yen / Dollars)

	FY2005	FY2006
	2Q (Jul.-Sep.)	2Q (Jul.-Sep.)
Average Rate in each Period	112.35	116.69

(2) Sales by Equipment

(Units: 100million yen, %)

	FY2005			FY2006		
	2Q (Jul.-Sep.)			2Q (Jul.-Sep.)		
	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	596	61.7	▲ 10.9	607	60.4	1.8
VCRs	40	4.1	5.3	27	2.7	▲ 32.5
DVD	199	20.6	▲ 28.9	191	19.0	▲ 4.0
Televisions	283	29.3	2.5	187	18.6	▲ 33.9
LCD Televisions	32	3.3	88.2	156	15.5	387.5
PDP Televisions	5	0.6	▲ 28.6	18	1.8	260.0
Projectors	36	3.7	▲ 25.0	24	2.4	▲ 33.3
Others	1	0.1	▲ 66.7	4	0.4	300.0
Information Equipment	312	32.3	5.4	327	32.5	4.8
Printers	242	25.0	▲ 5.1	264	26.3	9.1
Digital Still Cameras	70	7.3	70.7	63	6.2	▲ 10.0
Others	58	6.0	▲ 22.7	71	7.1	22.4
Total	966	100.0	▲ 7.1	1,005	100.0	4.0



FUNAI ELECTRIC CO., LTD.

(Company)

FUNAI ELECTRIC CO., LTD.
INVESTOR RELATIONS DEPT.
7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan
TEL 81-72-870-4395 · FAX 81-72-874-8027

November 16, 2006

To whom it may concern:

Funai Electronic Co., Ltd.
Representative: Tetsuro Funai, President and C.E.O.
(Code No.6839, 1st section of TSE/OSE)
Contact Info: [Naoyuki Takanaka], Investor/Public Relations Department
(Phone: 072-870-4395)

Filing of The Complaint For The Rescission of The Osaka Regional Taxation Bureau's Supplementary Tax Assessment Order Based on The Application of The Anti-Tax Haven Taxation Rule

Funai Electric Co., Ltd. ("the Company") has carried out its normal business activities overseas, utilizing its global logistics hub in Hong Kong.

On June 28, 2005, the Regional Commissioner of the Osaka Regional Taxation Bureau (the "Regional Commissioner") ordered the imposition of a supplementary tax assessment against the Company, allegedly, pursuant to the provisions of the Special Taxation Act concerning tax havens. The assessment amounted to 16 billion yen (including corporate income tax and local tax) covering the normal business activities of the Company's subsidiaries in Hong Kong during the past three years. The Company, having been dissatisfied with the said supplementary tax assessment order, filed its objection with the tax authorities on August 24, 2005. However, on June 27, 2006, the Regional Commissioner dismissed the said objection filed by the Company. Considering that the rational of the tax authorities for the dismissal was unacceptable, the Company filed a petition with the National Tax Tribunal (the "Tribunal") on July 25, 2006 seeking a review of the decision made by the Regional Commissioner.

Presently, the review proceedings based on the Company's petition is pending in the Tribunal. However, the Regional Commissioner seems unwilling to show his accountability, judging from his extremely limited disclosure of materials relating to the supplementary tax assessment order that he issued. Moreover, the Regional Commissioner's answer to the petition merely picked up the superficial statements and the like from the said materials which are most favorable to the tax authorities, completely ignoring and denying the facts, objections and the like presented by the Company. As a result, the Regional Commissioner, in his answer, merely repeated the same arguments stated previously, and responded to the Company's requests for explanation in an extremely vague and disingenuous manner. Such

response by the tax authority creates severe disadvantages to the taxpayer; the Company, therefore, determined that the continuation of the proceedings in the Tribunal would not resolve this dispute swiftly.

Three months have passed since the Company filed its petition with the Tribunal for a review of the supplementary tax assessment order, and now, the circumstances have become ripe for the Company to seek a judicial remedy. Therefore, today, the Company filed a complaint with the Osaka District court for the rescission of the supplementary tax assessment order, pursuant to the applicable laws and regulations.